Doc. Control
No Act



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION





October 7, 2003

Act	Securities Exchange Act of 1934
Section	14
Rule	14d-10, 14e-5, 14d-11, 14d-7, 14e-1
Public Availability	Oct. 8, 2003

Via Facsimile and U.S. Mail

George J. Sampas
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004

Re: **Offer by Alcan, Inc. for Common Shares, ADSs, Bonus Allocation Rights and OCEANEs of Pechiney**
Division of Corporation Finance File No. 5-52225
Division of Market Regulation File No. 03-114

Dear Mr. Sampas:

We are responding to your letter dated October 6, 2003 to Mauri Osheroff and James Brigagliano. A copy of your correspondence is attached. By doing this, we avoid having to recite or summarize the facts set forth in your letter. Each defined term in this letter has the same meaning as in your October 6, 2003 correspondence, unless we indicate otherwise.

Based on the representations in your October 6, 2003 letter but without necessarily concurring in your analysis, the United States Securities and Exchange Commission (Commission) hereby grants exemptions from:

- Rule 14d-10(a)(1) under the Securities Exchange Act of 1934 (Exchange Act). The exemption from Rule 14d-10(a)(1) is to permit Alcan to make the U.S. Offer available to all holders of ADSs, wherever located, and all holders of Pechiney securities who are located in the United States and Canada, if pursuant to local laws and regulations applicable to such holders, they are permitted to participate in the U.S. Offer. The French Offer will be open to holders of Pechiney securities (other than ADSs) who are located in France and to holders of Pechiney securities (other than Pechiney ADSs) who are located outside of France, Canada and the United States, if pursuant to local laws and regulations applicable to such holders, they are permitted to participate in the French Offer.

- Rule 14e-5 under the Exchange Act. The exemption from Rule 14e-5 is to permit Alcan to purchase Shares in the French Offer while the U.S. Offer is pending. In granting this relief, we note that, except for the exemption specifically granted here, Alcan will comply

with Rule 14e-5. Alcan does not request, and we do not grant any relief for purchases or arrangements to purchase Pechiney securities other than pursuant to the Offers.

- Rules 14d-11(c), (d) and (e) under the Exchange Act. Payment for securities tendered in the initial and subsequent offering periods will be made in accordance with French law and practice. The exemption from Rule 14d-11(c) is to permit Alcan to include a subsequent offering period in the proposed Offers despite the delay in payment for securities tendered in the initial offering period associated with French payment practice. The relief from Rule 14d-11(d) permits Alcan to announce and commence the subsequent offering period in accordance with French law and practice. The exemption from Rule 14d-11(e) is to permit Alcan to accept and begin payment for securities tendered during the subsequent offering period after the end of that period, rather than on a rolling basis as they are tendered. In this regard we note that securities tendered during the subsequent offering period may be withdrawn throughout the term of the subsequent offering period.

- Section 14(d)(5) of the Exchange Act. Section 14(d)(5) allows tendered securities to be withdrawn, if not yet accepted for payment, after sixty days from the date a tender offer commences. The relief hereby granted under Section 14(d)(5) permits Alcan to terminate withdrawal rights for those Pechiney securities tendered during the initial offering period at the expiration of the initial offering period. It also permits Alcan to terminate withdrawal rights for those Pechiney securities tendered during the subsequent offering period at the end of the subsequent offering period.

- Rule 14d-7 under the Exchange Act. The exemption from Rule 14d-7 is to permit an offer condition not related to governmental approvals necessary for consummation of the Offers to survive the expiration of the Offers. In this regard, we note that this construction is customary in France, and that the non-regulatory offer condition may be asserted after expiration of the Offers only with the prior approval of the French regulatory authorities.

Based on the representations in your letter dated October 6, 2003 but without necessarily concurring in your analysis, the staff of the Division of Corporation Finance will not recommend enforcement action pursuant to the following regulatory provisions if the Offers are conducted as described in your letter:

- Rule 14e-1(b) under the Exchange Act. The relief granted under Rule 14e-1(b) is to allow Alcan to pay an additional cash amount per Pechiney security tendered if the number of Pechiney securities tendered into the Offers and not withdrawn represents more than 95% of the capital and voting rights of Pechiney, without extending the Offer periods as a result of the increase in consideration. In this regard, we note that the possibility of an increased payment is fully described in the Offer materials, and under French practice, it will not be possible to know whether the 95% threshold has been achieved until after the

expiration of the Offers.

- 14e-1(c) under the Exchange Act. The relief granted under Rule 14e-1(c) is to allow Alcan to pay for or return tendered securities according to French law and customary practice, which, in the case of payment, may take up to three weeks after the expiration of the Offers.

- Rule 14e-1(d) under the Exchange Act. The relief granted under Rule 14e-1(d) is to allow Alcan to issue notice of an amendment or extension of the U.S. Offer in accordance with French timing requirements and customary French practice, and to allow such notice to omit information about the number of securities tendered to date.

The foregoing exemptions and no-action positions are based solely on the representations and the facts presented in your October 6, 2003 letter, as supplemented by telephone conversations with the Commission staff. The relief is strictly limited to the application of the rules listed above to this transaction. You should discontinue this transaction pending further consultations with the staff if any of the facts or representations set forth in your letter change.

We also direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Section 10(b) and 14(e) of the Exchange Act, and Rule 10b-5 thereunder. The participants in this transaction must comply with these and any other applicable provisions of the federal securities laws. The Divisions of Corporation Finance and Market Regulation express no view on any other questions that may be raised by the proposed transaction, including but not limited to, the adequacy of disclosure concerning and the applicability of any other federal or state laws to the proposed transaction.

Sincerely,

For the Commission,
By the Division of Corporation Finance
pursuant to delegated authority,



Mauri Osheroff
Associate Director, Regulatory Policy
Division of Corporation Finance

For the Commission,
by the Division of Market Regulation
pursuant to delegated authority,



James A. Brigagliano
Assistant Director
Division of Market Regulation

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

October 6, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mauri L. Osheroff
Associate Director, Regulatory Policy
Division of Corporation Finance

James A. Brigagliano
Assistant Director
Division of Market Regulation

Re: Offer by Alcan Inc. for Common Shares,
Bonus Allocation Rights, ADSs and OCEANEs of Pechiney

Dear Ms. Osheroff and Mr. Brigagliano:

We are writing on behalf of Alcan Inc., a corporation organized under the laws of Canada ("Alcan"), in connection with its offer to acquire all of the outstanding equity and equity-related securities of Pechiney, a *société anonyme* organized under the laws of France ("Pechiney"), announced by Alcan on July 7, 2003 and revised on September 12, 2003 (the revised U.S. and French offers, the "Offers"). The Offers have been recommended by the Board of Directors of Pechiney. Alcan filed a registration statement on Form S-4 (as amended, the "Registration Statement") (File No. 333-106851) with the Securities and Exchange Commission (the "Commission") in connection with the initial offer on July 7, 2003.

Alcan is offering to exchange:

- for each Pechiney Common Share, each 10 Pechiney Bonus Allocation Rights or each 2 Pechiney American Depositary Shares, or ADSs (each Pechiney ADS representing one-half of one Pechiney Common Share) tendered:

- €24.60 in cash, and
- the number of Alcan Common Shares equal to 22.9 divided by the "Reference Value," defined as the greater of (a) 27.4 and (b) the "Average Value," as defined below, *provided*, *however*, that the exchange ratio for the Alcan Common Share component of the consideration will not be less than 0.6001.

- for each Pechiney OCEANE (*obligations à option de conversion en actions nouvelles et/ou d'échange en actions existantes*) tendered:
  - €83.40 in cash.

The "Average Value" will be equal to the arithmetic average of the volume weighted daily trading prices of Alcan Common Shares on the New York Stock Exchange as they appear on the Bloomberg on-line information service (code: VWAP) (expressed in U.S. dollars and translated into euros at each applicable day's noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York) for 10 U.S. trading days, chosen at random by a French judicial officer (*huissier de justice*) from among the 30 U.S. trading days between (but not including) the 36th and the 5th U.S. trading day preceding the expiration date of the Offers.

Following the calculation of the Average Value, Alcan will determine the "Preliminary Exchange Ratio," which will be equal to the quotient of 22.9 divided by the Reference Value. The Preliminary Exchange Ratio will be rounded to the nearest four decimal places (0.00005 being rounded to 0.0000). As a result of the formula described above, the maximum exchange ratio for the Alcan Common Shares component of the Offers will be 0.8358 Alcan Common Shares per Pechiney Common Share or per 10 Pechiney Bonus Allocation Rights or per 2 Pechiney ADSs. The minimum exchange ratio will be 0.6001 Alcan Common Shares.

In the Offers, Alcan has reserved the option to substitute an equivalent amount of cash in place of all or a portion of the Alcan Common Shares to be issued as consideration in the Offers. If Alcan decides to increase the cash component, the Preliminary Exchange Ratio will be reduced by a fraction, the numerator of which is equal to the additional per Pechiney Common Share cash consideration and the denominator of which is the Average Value. The Preliminary Exchange Ratio minus this fraction will be the "Final Exchange Ratio."

Alcan will announce by press release the Average Value and the Final Exchange Ratio, together with the portion of the consideration to be paid in cash, prior to the open of the fifth French Trading Day before the expiration date of the Offers. In addition, Alcan will provide and disclose a toll-free number that Pechiney securityholders may call to find out this information on and after that date.

In addition to the consideration described above, if, following the conclusion of the Offers (including any subsequent offering period), the number of Pechiney securities tendered in the Offers represents more than 95% of the capital and voting rights of Pechiney, Alcan will provide the following additional consideration to the tendering Pechiney securityholders:

- €1 for each Pechiney Common Share;
- €0.10 for each Pechiney Bonus Allocation Right;
- €0.50 for each Pechiney ADS; and
- €0.40 for each Pechiney OCEANE.

Pechiney Common Shares, Pechiney Bonus Allocation Rights, Pechiney ADSs and Pechiney OCEANEs are referred to collectively in this letter as Pechiney securities.

Alcan's offer to acquire all of the outstanding Pechiney securities will be made through two separate offers:

- a U.S. offer open to all holders of Pechiney securities who are located in the United States and Canada and to all holders of Pechiney ADSs, wherever located (the "U.S. Offer"), and
- a French offer open to all holders of Pechiney securities (other than Pechiney ADSs) located in France and to holders of Pechiney securities (other than Pechiney ADSs) located outside of France, Canada and the United States if, pursuant to the local laws and regulations applicable to such holders, they are permitted to participate in the French offer (the "French Offer"; the French Offer and the U.S. Offer together constitute the Offers).

All exchanges and purchases made pursuant to the French Offer will be made outside the U.S. The terms and conditions of the Offers are described in more detail below.

We hereby respectfully request that the staff (the "Staff") of the Commission grant exemptive relief from the provisions of Section 14(d)(5) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the provisions of Rule 14d-10(a), Rule 14d-11(c), (d) and (e) and Rule 14e-5 under the Exchange Act with respect to the Offers. We further request that the Staff confirm that, based on the facts and circumstances described in this letter, it will not recommend any enforcement action against Alcan under Rule 14d-7 or Rule 14e-1(b), (c) or (d) under the Exchange Act if the Offers are conducted as described in this letter.

Alcan has only been provided with limited access to information about Pechiney. The information provided herein with respect to Pechiney and the Pechiney securities has

been obtained from Pechiney's Annual Report on Form 20-F for the year ended December 31, 2002 (the "2002 Form 20-F") and reports on Form 6-K filed by Pechiney with the Commission and has not been verified by Alcan.

I. Description of the Companies

Alcan

Alcan is a Canadian corporation and is the parent company of an international group involved in many aspects of the aluminum and packaging industries. Through subsidiaries, joint ventures and related companies around the world, the activities of Alcan include bauxite mining, alumina refining, production of chemicals, power generation, aluminum smelting, manufacturing, recycling, packaging, as well as research and development. Alcan employs approximately 54,000 people.

Alcan is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act and files periodic reports on Forms 10-K and 10-Q and special reports and other information with the Commission. Alcan's Common Shares are listed on the New York Stock Exchange, the Toronto Stock Exchange, the London Stock Exchange and the SWX Swiss Exchange. Alcan intends to apply to list its common shares on Euronext Paris, subject to the successful completion of the Offers.

Pechiney

Pechiney operates in two core businesses: the production of primary aluminum and fabricated aluminum products and the production of packaging materials. Pechiney's aluminum technology is recognized as a world leader. Pechiney believes that it is also one of the world leaders in the production of packaging materials for the food, healthcare and beauty industries on the basis of 2002 sales. It is the world's largest producer of collapsible tubes. Pechiney's other activities include the production of ferroalloys and international trade.

As of September 17, 2003, 82,684,284 Pechiney Common Shares and 1,091,040 Pechiney Bonus Allocation Rights were issued and outstanding. According to the 2002 Form 20-F, to Pechiney's knowledge, at December 31, 2002, 5,136,002 ADSs representing 2,568,001 Pechiney Common Shares were held in the United States through the depositary, The Bank of New York, by approximately 900 beneficial owners and 162 registered holders. According to the 2002 Form 20-F, there were 279 record holders of Pechiney Common Shares in the United States as of December 31, 2002. Also according to the 2002 Form 20-F, Pechiney estimated that between 35% and 45% of its Common Shares were held by U.S. persons.

Pechiney is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act and files periodic reports on Forms 20-F and 6-K with the Commission. Pechiney Common Shares are listed on Euronext Paris and quoted on SEAQ International in London. Pechiney OCEANEs are listed on Euronext Paris and Pechiney ADSs are listed

on the New York Stock Exchange. Pechiney Bonus Allocation Rights were listed on Euronext Paris through August 4, 2003, and from that date continue to trade over-the-counter.

II. Description of the Offers

Alcan has structured its proposed acquisition of Pechiney as two separate tender offers – the U.S. Offer and the French Offer. Alcan anticipates that offers and sales by Alcan of Alcan Common Shares issued in the U.S. Offer will be made by means of the prospectus included in the Registration Statement (the "U.S. Prospectus"), together with any supplements thereto, which document will also function as the offer to purchase under the Exchange Act. Alcan will apply for the initial listing of all Alcan Common Shares, including Alcan Common Shares to be issued in the Offers, on Euronext Paris, and will apply for the supplemental listing of the Alcan Common Shares to be issued in the Offers on the New York Stock Exchange, the Toronto Stock Exchange, the London Stock Exchange and the SWX Swiss Exchange. Morgan Stanley & Co. Incorporated will act as dealer manager in the United States with respect to the U.S. Offer. The U.S. Offer will be conducted in accordance with the U.S. Federal securities laws, including Regulations 14D and 14E, except to the extent of any exemptive relief granted pursuant to this letter as well as in accordance with French law and regulations.

The French Offer will be subject to the *Règlement Général* (the "CMF Regulations") of the *Conseil des marchés financiers*, the self-regulatory organization that has general supervisory authority over French stock exchanges (the "CMF"), and the regulations of the *Commission des opérations de bourse*, the French administrative agency responsible for overseeing the French securities markets (the "COB"), which together provide a comprehensive scheme for the regulation of French tender and exchange offers and trading in French markets. Pursuant to French law, the French Offer will be made to the public on Alcan's behalf by its investment bankers, Morgan Stanley & Co. International Ltd. and Lazard Frères Banque.

In France, the French Offer will be communicated by means of a *note d'information*, or prospectus, a detailed summary of which was published on October 6, 2003 in an authorized French financial newspaper of general circulation. For the Offers to proceed, the French Offer must be declared *recevable* by the CMF, and the *note d'information* must then receive the *visa* of the COB. The French Offer was declared *recevable* on September 29, 2003 and the *note d'information* received the COB's *visa* on October 2, 2003.

Withdrawal and Conditions of the Offers

Under the CMF Regulations, a tender or exchange offer, once launched, must be irrevocable, except that a bidder may withdraw an offer (i) within five French Trading Days following the date of the publication by the CMF of the timetable for a competing offer or an improved bid by a competing bidder (any competing offer or improved bid must be filed with the CMF no later than five French Trading Days before the expiration

date of the offer); or (ii) with the prior approval of the CMF if, prior to the publication by the CMF of the definitive results of the offer, the target adopts measures that modify the target's substance ("*modifiant sa consistance*") or if the offer becomes irrelevant ("*sans objet*") under French law. In the context of the first withdrawal condition, the CMF will, after the competing offer or improved bid has been filed, announce that the previously announced expiration date for the original bidder's offer will no longer apply and that a new expiration date will be announced upon publication of the timetable for the competing offer. In no circumstances would the original bidder's withdrawal right triggered by the filing of the rival bid extend beyond the new expiration date. In the context of the second withdrawal condition referred to above, as disclosed in the Registration Statement, the CMF retains the authority to reject the bidder's request to withdraw its offer if it does not believe the target's actions meet the criteria. Under the terms of the Offers, Alcan reserves the right to withdraw the Offers in either of these circumstances.

Under French law and regulation, a bidder is permitted to make the offer conditional on the tender of a specified number of shares, receipt of certain antitrust and competition law approvals, and receipt of certain required French regulatory approvals, but is otherwise severely limited in its ability to condition its offer. Alcan's obligation to consummate the Offers will be subject to the condition precedent that valid acceptances, that have not been withdrawn at the end of the offering period, in respect of Pechiney securities representing a majority of the total share capital and voting rights in Pechiney, calculated on a fully diluted basis on the closing date of the Offers, are tendered in the Offers on a combined basis (the "Minimum Condition"). For the purpose of calculating whether this threshold has been met, the numerator will include all the Pechiney securities tendered in the U.S. Offer and the French Offer, on a combined basis, including all (i) Pechiney Common Shares tendered and Pechiney ADSs tendered (each Pechiney ADS representing one-half of one Pechiney Common Share), (ii) Pechiney Common Shares underlying all tendered Pechiney OCEANEs (taking into account the number of Pechiney Common Shares into which the tendered Pechiney OCEANEs could be converted on the expiration date of the Offers), and (iii) Pechiney Common Shares underlying all tendered Pechiney Bonus Allocation Rights (each Pechiney Bonus Allocation Right entitling the holder to 0.1 of a Pechiney Common Share). The denominator for this calculation will be composed of Pechiney's fully diluted share capital, including all:

- issued and outstanding Pechiney Common Shares and treasury stock held by Pechiney;
- Pechiney ADSs (each Pechiney ADS representing one-half of one Pechiney Common Share); and
- Pechiney Common Shares underlying Pechiney OCEANEs, Pechiney Bonus Allocation Rights, and all outstanding Pechiney subscription stock options (whether or not exercisable during the offer period).

Under French law and regulation, a waiver of the Minimum Condition is deemed an improved offer and Alcan may only file an improved offer with the CMF on or prior to the date that is five French Trading Days prior to the expiration of the offer period. If the Minimum Condition is not waived on or prior to this date, the Offers will lapse unless the Minimum Condition is met. Neither Alcan nor Pechiney securityholders will know whether the Minimum Condition has been met until the results of the Offers are published by the CMF following the expiration of the tender offer period. A "French Trading Day" is any day other than a Saturday, Sunday or holiday as determined by Euronext and published in its "*Bulletin Quotidien*."

In addition, the Offers were conditional upon (i) receipt of approval from the competition authorities of the European Commission and, to the extent that jurisdiction to review all or a part of the transaction is referred by the European Commission to the national competition authorities of any member states of the European Union ("Relevant National Authorities"), receipt of approvals from those Relevant National Authorities, (ii) termination or expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and (iii) the prior approval of the French Minister of the Economy, Finance and Industry, who has a two-month period from the date of submission of adequate materials to approve or prohibit the proposed transaction; approval is deemed to be given in the event that the Minister does not respond to the notification within that two-month period.

The Offers received the prior approval of the French Minister of the Economy, Finance and Industry on September 4, 2003 and the approval of the European Commission on September 29, 2003. The waiting period under the HSR Act expired on September 29, 2003.

Duration; Extension; Amendment

Article 5-2-2 of the CMF Regulations provides that the applicable offer period begins upon publication of the *note d'information* approved by the COB and, if applicable and not previously received, receipt by the CMF of the required French regulatory approvals.

Article 5-2-2 of the CMF Regulations also provides that the applicable offer period generally expires 25 French Trading Days after the publication of a *note d'information en réponse* (recommendation statement) by the target and no later than 35 French Trading Days after the opening of an offer, unless the offer remains subject to antitrust conditions at its launch. A *note d'information en réponse* must be filed by the target with the COB within five French Trading Days after the target receives the bidder's *note d'information* approved by the COB. The COB will then have three French Trading Days to grant its *visa* on the *note d'information en réponse*, and the target will have two French Trading Days to publish the *note d'information en réponse* in a French financial newspaper. The closing date of an offer may also be suspended by the Premier Président of the Paris Court of Appeals pending resolution of any ongoing litigation

regarding the CMF's decisions concerning an offer and is generally voluntarily suspended by the CMF while the court is reviewing the matter.

Article 5-2-6 of the CMF Regulations governs the amendment of existing offers. To be declared "*recevable*" (*i.e.*, to be allowed to proceed) by the CMF, a revised or amended offer which includes shares as part of the consideration must constitute a significant improvement over the prior offer as determined by the CMF. In accordance with Articles 5-2-6 and 5-2-8 of the CMF Regulations, in the event that Alcan materially amends the terms of the Offers, the CMF may decide to extend the offer period. The CMF has discretion over whether or not to permit an extension of the Offers.

Acceptance of Pechiney Securities; Exchange or Payment of Offer Consideration

Holders of Pechiney securities (other than Pechiney ADSs) will accept the Offers by notifying the appropriate authorized bank, financial institution, custodian, brokerage or other intermediary at which holders maintain accounts for Pechiney securities (collectively, the "Intermediaries"), at any time prior to or on the expiration date of the Offers, of the holder's desire to tender. Holders of Pechiney ADSs will accept the U.S. Offer by delivering to the exchange agent in the United States (the "U.S. ADR Exchange Agent") their ADRs together with an executed Letter of Transmittal and other documents required by such letter or by notifying the Intermediary through which they own Pechiney ADSs. Within five French Trading Days after the expiration of the Offers, the orders of holders of Pechiney securities will be "centralized" at Euronext Paris S.A. ("Euronext Paris"). This centralization process consists of the Intermediaries forwarding to Euronext Paris a list of Pechiney securityholders (other than holders of Pechiney ADSs) who have elected to tender, along with the Pechiney securities held by such persons. The ADS depositary (acting on instructions of the ADR Exchange Agent) will forward to Euronext Paris the number of Pechiney Common Shares represented by the Pechiney ADSs that were tendered in the U.S. Offer. Pechiney securities will thus not be transferred to Euronext Paris or to Alcan prior to the expiration of the Offers. Article 5-2-1 of the CMF Regulations specifies that sale or exchange orders transmitted to Intermediaries can be canceled at any time prior to, or on the date of, the expiration of the Offers.

As soon as the Minimum Condition is satisfied, the CMF will publish an *avis de résultat provisoire*. Whether or not the Minimum Condition is satisfied, the CMF will, within approximately six to nine French Trading Days after the end of the offer period, publish an *avis de résultat définitif*, which will indicate the final results of the Offers. Following publication of the final offer results, Euronext Paris will, in accordance with the CMF Regulations and customary French tender offer practice, contact brokers retained by Intermediaries and the ADS depositary to execute the settlement for the Offers. (While the securities will be held in a Euronext Paris account following their transfer by the Intermediaries after the expiration of the Offers, only brokers licensed under French law can transfer the securities to Alcan.) After registering the securities to be tendered in their records, such brokers will "deliver" tendered securities to Euronext

Paris for the account of the banks sponsoring the Offers on Alcan's behalf and will receive in turn the offer consideration for such securities. The brokers will deliver the offer consideration to tendering holders of the Pechiney securities generally four French Trading Days after receiving the consideration from Euronext Paris. This settlement process is currently expected to occur within approximately 12 to 18 French Trading Days following the expiration date of the Offers. Accordingly, under French law and practice, a period of approximately two to three weeks is expected to elapse from the expiration of the Offers to completion of the exchange or payment of consideration. During the period from the expiration of the Offers to this final settlement date, tendering holders of Pechiney securities will not be able to withdraw their Pechiney securities.

If the Offers are not consummated (because the Minimum Condition is not satisfied or the Offers are withdrawn), tendered securities will be returned to Pechiney securityholders (including Pechiney's ADS depositary) within one or two French Trading Days following the announcement of the withdrawal or lapse.

Subsequent Offering Period

Under applicable French law and regulation, a bidder may elect in certain circumstances to provide a subsequent offering period. Under the terms of the Offers, if Alcan acquires between two-thirds and 95% of Pechiney's total share capital and voting rights, Alcan will provide a subsequent offering period of at least 10 French Trading Days by issuing a press release publicizing this decision within 10 French Trading Days following the publication of the definitive results of the Offers. The CMF would then set and publish the calendar for such a subsequent offering period, which would ordinarily begin within a few days following the publication by the CMF of a calendar for the subsequent offering period. Settlement of the offer consideration for the subsequent offering period, if any, will occur following the expiration of the subsequent offering period. As noted below under "Withdrawal Rights," Pechiney securityholders will be able to withdraw any Pechiney securities tendered during the subsequent offering period at any time prior to the expiration of the subsequent offering period.

Withdrawal Rights

Holders of Pechiney securities tendered during the initial offering period pursuant to the Offers may withdraw their Pechiney securities at any time prior to the expiration of the initial offering period. If there is a subsequent offering period, holders of Pechiney securities may withdraw their Pechiney securities tendered during the subsequent offering period at any time prior to the expiration of such subsequent offering period. However, Pechiney securities tendered during such periods may not be withdrawn between the applicable expiration date and the applicable settlement date. The settlements for Pechiney securities tendered during the initial offering period and any subsequent offering period are expected to take place approximately 12 to 18 French Trading Days after the expiration of the applicable period.

Rule 14e-1(b) and SEC Releases Concerning Mandatory Extensions of the Offer Period: Agreement of the CMF

Pursuant to Commission policy, the minimum time period during which the Offer must remain open following material changes in its terms, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the materiality of the changes. *See* Release No. 34-23421 (July 11, 1986). The Commission has advised that an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to shareholders. *See* Release No. 34-24296 (April 3, 1987). If material changes are made with respect to the price or the percentage of securities sought, in accordance with Rule 14e-1(b), an offer is required to remain open for a minimum of 10 business days. Similarly, under Article 13-4 of COB Regulation N° 2002-04, the COB may, in exceptional cases where it determines that an additional period of time is necessary in order to inform the shareholders and the public, ask the CMF to extend the offer period.

As discussed above, the CMF alone determines whether or not to extend the offer period, and Alcan may not itself extend the offer period. In light of this potential inconsistency between the French and U.S. tender offer rules, Alcan requested that the CMF permit extensions of the offer period so that the U.S. Offer and the French Offer would end on the same date. The CMF agreed to Alcan's request and stated in its *avis de recevabilité* granted with respect to the Offers on September 29, 2003 that, pursuant to article 5-1-13 of the CMF Regulations (which allows the CMF to extend the closing date of the offer during the open period), the CMF had agreed that the closing date of the French Offer would occur on the same date as the closing date of the U.S. Offer.

III. Discussion and Relief Requested

Rule 14d-7: Additional Withdrawal Rights

We understand that the Staff has taken the position that, with certain exceptions relating to regulatory consents, a tender offer must become unconditional not later than its expiration date.

Article 5-2-9 of the CMF Regulations, which governs withdrawal of an offer by a bidder under French law and regulations, permits the bidder to request withdrawal of an offer where the target "modifies its substance" or the offer becomes "irrelevant" up until the date on which the parties learn whether the offer has been successful. Without the protection afforded by this provision of French law, the target could take measures of the type indicated by these terms, *e.g.*, selling off all of its material assets, during the period after the expiration date and prior to the announcement of the results of the offer and the bidder would nonetheless be forced to pay the offered consideration. While the bidder may be able to file legal proceedings against the directors or managers of the target for violation of their fiduciary duties under French law if such measures are taken, the remedies a French court may permit are not likely to fully or timely compensate the

bidder or its shareholders for the injuries suffered as a result of the target's taking such measures.

In addition, unlike case law in the United States on the scope of actions that a board of directors may take while subject to a tender offer, French case law on the fiduciary duties of directors in such circumstances is extremely limited. While an offeror for a U.S. company might be able to sue members of a board of directors in their personal capacities if they voted to take these types of actions between the expiration date of a successful offer and the announcement of the results of the offer, as a result of the dearth of cases in France, no such assurance can be given with respect to members of a French board of directors taking similar action. While we note that it is unlikely that directors and managers of a target will take these types of actions in the context of a recommended offer such as the Offers, there can be no assurance that offers will remain recommended throughout the offer period. Even if the Pechiney Board of Directors continues to recommend the Offers throughout the offer period and the risk that it takes actions modifying Pechiney's substance prior to the announcement of the results of the Offers is minimal, we do not believe that Alcan should be required to prematurely waive the protection it is afforded by Article 5-2-9, because of the significant delay under French law between the expiration of the Offers and the announcement of the final results of the Offers, and the potentially severe adverse consequences to Alcan's shareholders.

Accordingly, Alcan respectfully requests that the Staff confirm that it will not recommend enforcement action under Rule 14d-7 if Alcan retains the right to request that the CMF permit Alcan to withdraw the Offers in the circumstances described in the second to previous paragraph.

Rule 14d-10(a)(1): Two Offers

There are several points of conflict between the U.S. tender offer rules and French law and practice. We believe that the best method for reconciling these conflicts is a dual offer structure that permits persons located in the United States and Canada to participate in the transaction through the U.S. Offer on substantially the same terms as in the French Offer.

The U.S. Offer would be open to all holders of Pechiney ADSs, wherever located, and to holders of Pechiney securities who are located in the United States and Canada, if, pursuant to the local laws and regulations applicable to such holders, they are permitted to participate in the U.S. Offer, and the French Offer would be open to holders of Pechiney securities (other than Pechiney ADSs) who are located in France and to holders of Pechiney securities (other than Pechiney ADSs) who are located outside of France, Canada and the United States if, pursuant to the local laws and regulations applicable to such holders, they are permitted to participate in the French Offer.

Rule 14d-10(a)(1) under the Exchange Act provides that no person shall make a tender offer unless the offer is open to all securityholders of the class of securities subject

to the tender offer. Literal application of Rule 14d-10(a)(1) would prohibit the dual offer structure described in this letter.

Pechiney's public disclosure in its 2002 Form 20-F indicated that it believed that up to 45% of its Common Shares were held by U.S. persons. No 13D or 13G or public filing by Pechiney discloses ownership of 10% or more of any class of Pechiney securities by any holder or group of holders. Alcan does not have sufficient reliable information to conclude that the percentage of Pechiney Common Shares (including for this purpose those Pechiney Common Shares underlying Pechiney ADSs) held by U.S. holders, as defined in Rule 14d-1 under the Exchange Act, is less than 40% of the total number of outstanding Pechiney Common Shares held by holders of less than 10% of Pechiney's Common Shares. Similarly, Alcan does not have sufficient information as to the percentages of Pechiney OCEANEs or Pechiney Bonus Allocation Rights held by U.S. holders.

Due to the unsolicited nature of Alcan's original offers for Pechiney securities, Pechiney was initially unwilling to provide Alcan with any information concerning Pechiney or its shareholders. While Alcan requested that Pechiney provide it with information concerning the holdings of Pechiney securities by U.S. holders after the Offers were recommended by the Pechiney Board of Directors, Alcan will not be able to obtain such information in sufficient time to allow it to determine that it can rely on the Tier II exemption in Rule 14d-1(d)(2)(ii) under the Exchange Act. This is because even if, as we expect, Pechiney cooperates fully with this request, the process of determining beneficial ownership of a French company makes it practically impossible to "calculate U.S. ownership as of 30 days before the commencement" of a tender or exchange offer, as required to establish eligibility for the Tier II exemption.

Shares of listed French companies are not certificated. The majority of such shares are held in bearer form, meaning that the only ownership records for such shares are maintained by Euroclear France, the French clearing system. French companies do not have direct access to the ownership records of Euroclear France. They may, however, request from Euroclear France a position listing known as a "TPI report," which lists the persons that hold shares and that have direct accounts with the financial institutions that have accounts with Euroclear France that are listed as owners of the shares (such financial institutions are analogous to direct participants in DTC). It typically takes approximately three weeks to obtain the TPI report. The report itself is voluminous, and it takes time to aggregate the multiple positions of each of the persons listed on the TPI report to establish their aggregate holdings.

Once the TPI report is received and analyzed, the financial institutions (*i.e.*, the non-individual holders) listed on the TPI report must be contacted to determine beneficial ownership. While French law requires such financial intermediaries to provide beneficial ownership information, it typically takes a few weeks to obtain such information, if the information is actually provided. Often, it is necessary to make inquiries to a second layer of nominee holders. When those nominee holders are not French, it is unclear

whether the French law requirement to identify beneficial owners can be enforced, particularly when they are located in countries with banking secrecy laws.

In addition, only the target has the right to request a TPI report, and the information obtained through the TPI report process is subject to a confidentiality restriction under French law, the violation of which could result in criminal sanctions. As a result, the target may not provide the names of the nominees or beneficial owners to a bidder.

Because of the difficulties outlined above, it has not been practicable for Alcan to determine the eligibility of the Offers for the Tier II exemption in the time available since the Offers were recommended by the Pechiney Board of Directors. Moreover, the information that can be obtained through this process is highly uncertain and potentially inaccurate. Any reliance on such information would present significant risks of inadvertent non-compliance to Alcan, particularly where the level of U.S. ownership may be relatively close to the applicable threshold.

The dual offer structure proposed here is consistent with the cross-border rules adopted by the Commission effective January 2000, commonly referred to as the Cross Border Release (Release Nos. 33-7759, 34-42054, International Series Release No. 1208). In adopting this release, the Commission stated that when U.S. ownership is greater than 40%, as may be the case with Pechiney, it would consider relief on a case-by-case basis as necessary to address direct conflicts between United States laws and practice and those of the foreign jurisdiction.

The Staff has recently permitted other similar dual offer structures where the Tier II exemption under Rule 14d-1(d) was not available due to the level of U.S. ownership. *See Saipem SpA Offer for Shares and ADSs of Bouygues Offshore S.A.*, File No. TP 02-102 (July 29, 2002); *Proposed Exchange Offer by Technip S.A. for all of the outstanding ordinary shares and American Depositary Shares of Coflexip S.A.* (August 30, 2001); *In the Matter of the Exchange Offer by Banco Bilbao Vizcaya Argentaria S.A. for ordinary shares and American Depositary Shares of BBVA Banco Frances*, File No. TP 01-118 (April 19, 2001).

On behalf of Alcan, we request relief from the provisions of Rule 14d-10 pursuant to Rule 14d-10(e) to permit the dual offer structure proposed in the Offers, notwithstanding that the Tier II exemption in Rule 14d-1(d)(2)(ii) under the Exchange Act may not be available to Alcan.

Rule 14e-1(b): Required Extensions of Offering Periods

We understand that the Staff has taken the position in other transactions that are structured so as to provide for additional consideration if a specified tender threshold is reached that the determination that the threshold has in fact been reached may require that the tender offer remain open for ten business days from such determination, because such determination may be viewed as an increase in the consideration offered in the tender

offer. While we do not necessarily agree with the Staff's interpretation of Rule 14e-1(b), we respectfully request that the Staff not recommend that any enforcement action be taken under Rule 14e-1(b) if the Offers are made as described in this letter.

In this context, we note that the consideration to be offered in the Offers, including the consideration payable if the 95% tender threshold is achieved, is determined by a fixed formula that is disclosed in the Prospectus. Furthermore, due to the time required for the French "centralizing" process, as described above under "Acceptance of Pechiney Securities; Exchange or Payment of Offer Consideration," Alcan will not know whether the 95% tender threshold has been reached until several days after the expiration of the offer period. As a result, Alcan will not be in a position to determine at the time of any scheduled expiration date whether the threshold has been met and therefore would not know whether the tender offer period would need to be extended. Consequently, any requirement to extend the offer period would have had the effect of automatically extending the Offers for 10 business days on every scheduled expiration date, thus effectively precluding Alcan from offering the benefit of the contingent consideration payable if the 95% threshold is reached to Pechiney securityholders. We also note that in declaring the French Offer *recevable*, the CMF specifically acknowledged in its September 29, 2003 *avis de recevabilité* the acceptability of this contingent consideration, in light of the inability of Alcan and Pechiney to merge.

The 95% threshold is also important in that direct or indirect ownership of at least 95% of Pechiney's equity and voting rights is a prerequisite under French law to Alcan's launch of a squeeze out for Pechiney. The 95% threshold would also be required to be met to enable a French tax consolidation between Pechiney and any French subsidiary. In the United States, by comparison, a 90% threshold is frequently significant to an acquiror, because in many states that threshold would permit a merger between the acquiror and the target without a vote of the other shareholders. However, the 90% threshold in the U.S. context is less significant than the 95% threshold in France, since in the U.S. context a bidder would easily be able to force through a merger at far lower thresholds by simply calling a shareholder meeting and voting its shares in favor of the merger, an alternative that is not available as a practical matter under applicable French rules.

Rule 14e-5: Purchases Outside Offer

Among other things, Rule 14e-5 under the Exchange Act prohibits a person making a tender or exchange offer for an equity security from, directly or indirectly, purchasing or making any arrangement to purchase such security or any security which is immediately convertible into or exchangeable for such security except pursuant to such offer. The prohibition continues from the time of the public announcement of the offer until the expiration of the offer period, including any extensions thereof (the "Restricted Period").

A literal application of Rule 14e-5 could be interpreted to prohibit Alcan's purchase of Pechiney securities pursuant to the French Offer.[1]

On behalf of Alcan, we hereby request exemptive relief from the provisions of Rule 14e-5 pursuant to Rule 14e-5(d) with regard to purchases of Pechiney securities made pursuant to the French Offer and during any subsequent offering period for the French Offer.

We believe the exemptive relief requested in this letter is largely consistent with the exemptive relief granted in connection with other tender offers similarly structured. *See Proposed Exchange Offer by Technip S.A. for all of the outstanding ordinary shares and American Depositary Shares of Coflexip S.A.* (August 30, 2001); *In the Matter of TotalFina S.A., Exchange Offer for Securities of Elf Aquitaine*, File No. TP 99-198 (July 21, 1999) (granted pursuant to former Rule 10b-13, the predecessor rule to Rule 14e-5).

Holders of Pechiney securities who are located in the United States and Canada will be entitled to participate in the U.S. Offer on economic terms as favorable as those offered to holders of Pechiney securities in the French Offer. Alcan has taken steps to ensure (i) that the procedural terms of the Offers will be as equivalent as practicably possible, given local law and practice considerations, and (ii) that the consideration in the Offers will be the same, except that cash consideration payable for tendered Pechiney ADSs will be converted from euros to dollars at a current exchange rate.

During the Restricted Period, the only offers to purchase and purchases of Pechiney securities by Alcan that are made outside the U.S. Offer will be made pursuant to the French Offer. Because the proposed dual offer structure involves purchases pursuant to a foreign tender offer, it does not present the same risks as would open market or private purchases, and the policies forming the basis for Rule 14e-5 will not be violated if the exemption requested is granted. Alcan's intention to make purchases pursuant to the French Offer and the purchases themselves will be fully disclosed in the Prospectus for the U.S. Offer to holders of Pechiney securities who are located in the United States, who will be assured the benefit of the same consideration paid per security being offered in the French Offer.

---

[1] Although there are, in our view, serious doubts as to whether the jurisdictional predicate for the application of the Exchange Act – namely that there be a purchase of a security "by the use of any means or instrumentality of interstate commerce, or of the mails, or of any other facility of any national securities exchange" – would be satisfied if a foreign issuer such as Alcan made purchases of Pechiney securities outside the United States, we nonetheless apply, on behalf of Alcan, for exemptive relief for such purchases from the provisions of Rule 14e-5 pursuant to Rule 14e-5(d), as set forth below. We emphasize that this letter does not reflect an admission that Rule 14e-5 would apply to purchases of Pechiney securities outside the United States in the absence of such exemptive relief.

Rule 14e-1(c): Prompt Payment

Rule 14e-1(c) under the Exchange Act requires that the consideration offered in a tender or exchange offer be paid "promptly" after the termination of such offer.

The Tier II exemption under Rule 14d-1(d) provides an exemption from the requirements of Rule 14e-1(c) where payment is made in accordance with the requirements of the home jurisdiction law or practice. In the proposed Offers, payment would be made in accordance with the law and practice of France, the home jurisdiction of Pechiney. However, as discussed above, based on available information concerning the U.S. holders of Pechiney securities, the Tier II exemption may not be available for the Offers.

Prior to the adoption of the Tier II exemption, the Commission confirmed in an number of no-action letters that payment for, or return of, tendered securities in accordance with French law and customary French tender offer practice would satisfy the requirements of Rule 14e-1(c). *See Proposed Exchange Offer by Crown Cork & Seal Company, Inc. for CarnaudMetalbox*, File No. TP 95-301 (December 20, 1995); and *Re Pechiney Privatization* (December 6, 1995), involving concurrent exchange offers in the United States and France for consideration of shares and/or cash, as the case may be, where it was estimated that the payment of consideration would commence three to four weeks following expiration of the offers. *See also Exchange Offer by Rhône-Poulenc S.A. Inc. for Ordinary Shares and ADSs of Hoechst AG*, File No. TP 99-205 (October 7, 1999), granting relief in connection with French and German law and practice.

Subsequent to the adoption of the Tier II exemption, the Commission has also provided relief from the requirements of Rule 14e-1(c) in respect of a number of transactions that did not satisfy the requirements of the Tier II exemption. *See Serono S.A. Offer for All Outstanding Ordinary Shares, ADSs, OCEANEs and Warrants of Genset*, File No. TP 02-95 (September 12, 2002); and *Proposed Exchange Offer by Technip S.A., for all of the outstanding ordinary shares and American Depositary Shares of Coflexip S.A.* (August 20, 2001).

Alcan hereby requests that the Staff confirm that it will not recommend enforcement action under Rule 14e-1(c) if Alcan pays for, or returns, securities tendered in the Offers in accordance with the procedures discussed in "Acceptance of Pechiney Securities; Exchange or Payment of Offer Consideration" above.

Rule 14e-1(d): Announcements of Amendments and Extensions

Rule 14e-1(d) under the Exchange Act governs the manner of announcements of extensions to an offer.

The Tier II exemption under Rule 14d-1(d) provides an exemption from the requirements of Rule 14e-1(d) where notice of extensions is made in accordance with the requirements of the home jurisdiction law or practice. In the proposed Offers, notice of

extensions would be made in accordance with the law and practice of France, the home jurisdiction of Pechiney. However, as discussed above, based on available information concerning the U.S. holders of Pechiney securities, the Tier II exemption may not be available for the Offers.

In the context of the Offers, announcements of extensions and amendments will be effected by a *décision*, given by the CMF and published in its *Bulletin Quotidien*, followed by an *avis* published by Euronext Paris. Any amendments to the terms of the Offers will require submission of the terms of such proposed extension or amendment to the CMF for its approval and a filing with the COB of a new *note d'information*. CMF *avis* are public announcements that are distributed by facsimile and/or e-mail to French brokers and subscribing financial institutions, analysts and other interested persons. The notices are also automatically distributed through news services such as Reuters and through certain French financial newspapers. Further, all such notices are collected weekly in the *Recueil des décisions et avis publiés par Euronext Paris*, an official publication of Euronext Paris. Alcan anticipates that, following receipt by Alcan of any such *avis*, it will issue a press release in the United States and France in connection with any amendment or extension of the Offers, as well as provide oral or written notice thereof to the U.S. ADR Exchange Agent as promptly as practicable. Such press release and notice will include information regarding purchases pursuant to the French Offer to the extent such information is made public in France.

Given the relative significance of the French and U.S. markets, Alcan anticipates that the timing of any press release announcing an amendment or extension of the Offers would be linked to French trading hours and may not comply with the timing requirements of Rule 14e-1(d). For instance, if an extension of the offer period is approved by the CMF, the CMF would inform Euronext Paris of its decision at some time before the expiration of the Offers, and, depending upon the timing of the CMF's notice to Euronext Paris, Euronext Paris may not announce the extension until the following day. Further, since under French law shares are not "centralized" and counted until after the end of the offer period, Alcan will not know (and therefore will not be able to announce) the number of Pechiney securities tendered in the Offers at the time of any extension or amendment.

Prior to the adoption of the Tier II exemption, the Commission provided relief from the notice requirements of Rule 14e-1(d) and permitted the announcement of amendments and extensions to an offer effected in accordance with French practice. *See Proposed Exchange Offer by Crown Cork & Seal Company, Inc. for CarnaudMetalbox*, File No. TP 95-301 (December 20, 1995).

Subsequent to the adoption of the Tier II exemption, the Commission has also provided relief from the requirements of Rule 14e-1(d) in a number of transactions that did not satisfy the requirements of the Tier II exemption. *See Serono S.A. Offer for All Outstanding Ordinary Shares, ADSs, OCEANEs and Warrants of Genset*, File No. TP 02-95 (September 12, 2002); and *Proposed Exchange Offer by Technip S.A., for all of the*

outstanding ordinary shares and American Depositary Shares of Coflexip S.A. (August 20, 2001).

Alcan respectfully requests that the Staff confirm that it will not recommend enforcement action under Rule 14e-1(d) if Alcan announces any amendments or extensions to the Offers in the manner described above, and does not include in such announcements the approximate number of securities tendered to the date of such announcement.

Section 14(d)(5): Withdrawal Rights

Section 14(d)(5) of the Exchange Act provides that the securities tendered in a tender offer may be withdrawn at any time after 60 days from the date of the original offer.

The Tier II exemption under Rule 14d-1(d) provides that, notwithstanding Section 14(d)(5) of the Exchange Act, a bidder need not extend withdrawal rights following the close of the offer and prior to the commencement of the subsequent offering period. However, as discussed above, the Tier II exemption may not be available for the Offers.

The French Offer will commence prior to the U.S. Offer. Under French law, withdrawals are prohibited after the expiration of the tender offer. Since the length of the offer period is established by the CMF and may be longer than 60 days, withdrawals permitted under Section 14(d)(5) could conflict with this prohibition. Moreover, permitting withdrawals during the period while the results of the Offers are being determined would conflict with the counting procedures envisaged under French law and would enable withdrawals from the U.S. Offer to frustrate the success of the Offers by affecting the Minimum Condition. Accordingly, we are requesting exemptive relief from the provisions of Section 14(d)(5) of the Exchange Act insofar as that section would permit holders who tendered into the U.S. Offer (including a subsequent offering period, if any) to withdraw their Pechiney securities at any time which is both (a) after 60 days from the commencement of the U.S. Offer and (b) during the period following the end of the initial tender period (or the subsequent offering period, if applicable) for the Offers during which the results of the Offers are being "centralized" and counted until the CMF announces the final results of the Offers and arrangements are made for payment in accordance with French law and practice.

This relief is consistent with prior Commission relief. *See Serono S.A. Offer for All Outstanding Ordinary Shares, ADSs, OCEANEs and Warrants of Genset*, File No. TP 02-95 (September 12, 2002); *In the Matter of TotalFina's Exchange Offer to Purchase all Ordinary Voting Shares and American Depositary Shares of Elf Aquitaine*, File No. 5-42054, Release No. 34-42015; International Release No. 1207 (October 15, 1999); and *Offer by RWE Aktiengesellschaft for Innogy Holdings plc*, File No. TP 02-44 (July 22, 2002).

Rule 14d-11: Subsequent Offer Periods

If, through the Offers, on a combined basis, Alcan acquires between two-thirds and 95% of Pechiney's total share capital and voting rights, Alcan will provide a subsequent offering period of at least 10 French Trading Days.

Under Rule 14d-11, a bidder may elect to provide a subsequent offering period of between three business days and 20 business days after the expiration of the initial offering period during which additional tenders may be accepted. To be eligible to provide a subsequent offering period under Rule 14d-11, a bidder must, among other things, (i) immediately accept and promptly pay for all securities tendered during the initial offering period (Rule 14d-11(c)), (ii) announce the results of the tender offer, including the approximate number and percentage of securities deposited to date, no later than 9:00 a.m. Eastern time on the next business day after the expiration date of the initial offering period and immediately begin the subsequent offering period (Rule 14d-11(d)), and (iii) immediately accept and promptly pay for all securities as they are tendered during the subsequent offering period (Rule 14d-11(e)).

The Tier II exemption under Rule 14d-1(d) provides an exemption from the announcement and prompt payment requirements of Rule 14d-11, if the bidder announces the results of the tender offer, including the approximate number of securities deposited to date, and pays for tendered securities in accordance with the requirements of the home jurisdiction law or practice and the subsequent offering period commences immediately following such announcement. In the proposed Offers, this announcement and payment would be made in accordance with the law and practice of France, the home jurisdiction of Pechiney. However, as discussed above, based on available information concerning the U.S. holders of Pechiney securities, the Tier II exemption may not be available for the Offers.

Alcan anticipates that the timing and content of any press release announcing the results of the Offers and the commencement of the subsequent offering period would be linked to French trading hours and market practice and may not comply with the timing and content requirements of Rule 14d-11(d)'s conditions for a subsequent offering period. In addition, the payment for any Pechiney securities tendered during the initial offering period as well as any subsequent offering period will be made in accordance with French market practice rather than in accordance with the timing requirements of Rule 14d-11(c) and (e)'s conditions for a subsequent offering period. Payment for any Pechiney securities tendered during a subsequent offering period, if any, will be made following the expiration of the subsequent offering period, rather than on a rolling basis as required by Rule 14d-11(e).

Alcan is therefore requesting exemptive relief from the requirements set forth in Rule 14d-11(c), (d) and (e) under the Exchange Act to permit Alcan to provide for a subsequent offering period should it so choose.

***

We appreciate the Staff's consideration of these matters. Please do not hesitate to contact either of Don Crawshaw (212-558-4016) or George Sampas (011-4420-7959-8445) with any questions regarding this matter.

Very truly yours,



George J. Sampas

cc: Pamela W. Carmody
(Securities and Exchange Commission)

Roy Millington
(Alcan Inc.)

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

CONFIDENTIAL TREATMENT
Securities Exchange Act of 1934
Rule 101 of Regulation M

October 15, 2003

Office of Risk Management and Control,
Division of Market Regulation,
Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Attention: James A. Brigagliano

Re: Federative Republic of Brazil ("Brazil")

Dear Mr. Brigagliano:

We are writing on behalf of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and Credit Suisse First Boston LLC ("Credit Suisse," and together with Merrill Lynch, the "Underwriters") and certain of their affiliates[1] to request an exemption from Rule 101 ("Rule 101") of Regulation M under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the trading activities of the Underwriters and their affiliates in connection with the sale by Brazil of a new issue of U.S. dollar-denominated unsecured global bonds due 2010 (the "New Bonds"). The size of the New Bonds issue is currently expected to be between U.S.$1 billion and U.S.$1.5 billion aggregate principal amount.

I. FACTS

The Offering of the New Bonds

The New Bonds are proposed to be offered by the Underwriters in a firm commitment underwriting (the "Offering"), with closing expected to take place in mid-

---

[1] For purposes of this letter, affiliate means any person that directly or indirectly controls, is controlled by, or is under common control with, the Underwriters.

October 2003. The Offering will be made pursuant to Brazil's effective shelf registration statement on Schedule B to the U.S. Securities Act of 1933, as amended (the "Securities Act"), and the terms and conditions of the Offering will be described more fully in a prospectus supplement to be prepared in connection with the Offering. Settlement of the Offering is expected to occur five business days after pricing.

Brazil's External Debt

At May 31, 2002, Brazil's consolidated net public sector external debt aggregated approximately U.S.$65.6 billion in principal amount.

Market for the New Bonds

The principal market for trading in the New Bonds in the United States and outside the United States is expected to be the over-the-counter interdealer market (the "OTC Market"). In addition, the New Bonds are expected to be listed on the Luxembourg Stock Exchange (although they are not expected to trade actively on such exchange).

The Underwriters estimate that approximately 10 dealers are expected to regularly place bids and offers for the New Bonds, of which approximately 5 are expected to be continuous market makers. The Underwriters act as market makers in other debt securities issued by Brazil (and are expected to act as market makers in the New Bonds) in connection with their general trading activities. The Underwriters estimate that daily purchases and sales of the New Bonds by the Underwriters and their affiliates will not on average account for more than 25% of the average daily trading volume in the New Bonds. Bid and ask prices for the New Bonds in the OTC Market are expected to be widely available, via display on interdealer broker screens, display on Telerate, Reuters and Bloomberg electronic information services and otherwise.

Although the New Bonds are not expected to be rated investment grade by a nationally recognized statistical rating organization (like other long-term foreign currency indebtedness of Brazil, the New Bonds are expected to be rated B2 by Moody's Investor Services, Inc. and B+ by Standard & Poors), the Underwriters have informed us that the New Bonds are expected to trade primarily on the basis of a spread to United States Treasury securities with corresponding maturities in a manner similar to trading in investment grade debt securities and in contrast to trading in many issues of high yield debt securities. Moreover, the Underwriters have informed us that the New Bonds are expected to generally trade with a bid-ask spread of about ¼ to ½ of a point, which is consistent with bid-ask spreads for investment grade debt securities but tighter than the typical bid-ask spreads for high yield debt securities.

II. REQUESTED RELIEF AND POLICY BASIS

Rule 101 is an anti-manipulation rule that, subject to certain exceptions, prohibits persons involved in a distribution of securities from bidding for or purchasing, or inducing others to bid for or purchase, such securities until they have completed their participation in the distribution.

Absent exemption therefrom, Rule 101 will force the Underwriters to be absent from the market for, and be unable to make a market in, the New Bonds from the time of their issuance in the Offering through the time the Underwriters complete their participation in the distribution of the New Bonds. Moreover, absent exemption from Rule 101, the Underwriters will likely be unable to provide additional liquidity during the first few hours and, even, days of trading in the New Bonds, disrupting an otherwise orderly market with potentially serious consequences.

In order to avoid these serious consequences, and because we believe that the policies and purposes underlying Rule 101 would not have been furthered by applying Rule 101 in this context, we hereby request the Securities and Exchange Commission, acting pursuant to paragraph (d) of Rule 101, to exempt the Underwriters and their affiliates from the prohibitions of Rule 101 with respect to trading activities relating to the New Bonds during the restricted period specified in Rule 101.

Exemption from the prohibitions of Rule 101 in the context of this transaction is, in our view, warranted for the following reasons:

(a) Purchases by the Underwriters are unlikely to have a significant impact on the price of the New Bonds due to:

(i) the expected high liquidity and significant depth of the trading market in the New Bonds, particularly in light of the large aggregate amount of the New Bonds expected to be outstanding (between U.S.$1 billion and U.S.$1.5 billion),

(ii) the large number of dealers expected to regularly place bids and offers for, or continuously make markets in, the New Bonds,

(iii) the fact that the New Bonds are expected to trade primarily on the basis of spreads to the United States Treasury securities with the most nearly equal maturity date (in a manner similar to trading in investment grade debt securities and in contrast to trading in many issues of high yield debt securities),

(iv) the fact that the New Bonds are expected to generally trade with a narrow bid-ask spread consistent with that for investment grade debt securities but tighter than that typical for high yield debt securities, all as described in greater detail in the preceding section of this letter.

(b) The New Bonds are expected to be actively traded securities, with an ADTV estimated by the Underwriters at approximately U.S.$25 million (based on a minimum deal size of U.S.$1 billion) and a public float of U.S.$1 billion to U.S.$1.5 billion in aggregate principal amount. These figures are many orders of magnitude larger than the minimum ADTV (U.S.$1 million) and minimum public float value (U.S.$150 million) that would qualify common equity securities for the exemption afforded by Rule 101(c)(1). The release adopting Rule 101 stated, with respect to that exemption, the following:

> "The Commission continues to believe that an exclusion for actively-traded securities is appropriate. The costs of manipulating such securities generally are high. In addition, because actively-traded securities are widely followed by the investment community, aberrations in price are more likely to be discovered and quickly corrected."

If the foregoing is true for a common equity security with an ADTV of only U.S.$1 million and a public float value of only U.S.$150 million, it is far more true with respect to a large issue of fixed income securities such as the New Bonds.

(c) Although the New Bonds are not expected to be rated investment grade (but, rather, are expected to be rated B2/B+), the Underwriters believe that the New Bonds will trade in a manner similar to that of investment grade debt securities (see paragraph (a) above). Accordingly, the same considerations that led to the exemption for investment grade debt securities contained in Rule 101(c)(2) would apply to the New Bonds as well.

(d) Brazil is a sovereign whose financial, economic and political affairs are widely reported on, the Offering is expected to be global in nature rather than domestic and the investor base is expected to be highly institutional.

(e) Previously, when Brazil, Argentina, Colombia, Mexico and Panama conducted global bond offerings, the Commission granted exemptions from Rule 101 and, in some cases, Rule 102 (or then-existing

Rule 10b-6 under the Exchange Act) to allow trading in the securities being distributed under similar circumstances[2]. The policy reasons underlying the exemptions given in those transactions should apply in this case as well.

* * *

Please call me at (212) 558-3036 with any questions you may have concerning this request.

Very truly yours,



Diego E. Parise

[2] See, e.g., *Federative Republic of Brazil*, SEC No-Action letters (September 9, 2003; July 3, 2003; April 29, 2003; March 22, 2000 and January 21, 2000); *The Republic of Colombia,* SEC No-Action Letter (December 2, 2002); and *Republic of Panama,* SEC No-Action Letter (November 18, 1998).